Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 2 to the Registration Statement on Form S-4 of our reports dated February 12, 2009, relating to the consolidated financial statements and financial statement schedule of NorthWestern Corporation and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s adoption of a new accounting standard in 2007), and the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2008, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/S/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota

August 20, 2009